Del Monte Pacific Limited

c/o 78 Shenton Way #26-01, Singapore 079120
Telephone No: (65) 6324 6822 Facsimile No : (65) 6221 9477

26 July 2002

02049716

By Courier

SEC No. 82-5068

02 AUG -2 AM 10:58

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Avenue, N.W.
Washington, DC 20549

Re: *Del Monte Pacific Limited*
Submission Pursuant to Rule 12g 3-2 (b)
Under the Securities Exchange Act of 1934

SUPPL

Gentlemen:

We are submitting the following information on behalf of Del Monte Pacific Limited in order for it to continue to maintain current information for its qualification to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers to Rule 12g3-2(b) under the Exchange Act.

We respectfully request that this submission be duly recorded. If you have any question regarding this filing, or require additional information, please contact the undersigned at the following numbers:

Trunk Line	:	(+632) 8107501
Direct Line	:	(+632) 8481660
Fax No.	:	(+632) 8480308
E-mail	:	deguzman@delmonte-phil.com

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us by mail.

Thank you.

Yours sincerely,

REGINA SIMONA B. DE GUZMAN
Assistant Secretary

cc: Ms. Anita Sung
Senior Account Administrator
The Bank of New York
620 Avenue of the Americas
Floor 6, New York, NY 10111

9/10

DEL MONTE PACIFIC LIMITED

A. *SGX ANNOUNCEMENTS*

MASNET NO.	*ANNOUNCEMENT NO.*	*DATE*	*PARTICULARS*
49	49	17.06.2002	Notice of Changes in Substantial Shareholder's Interests - MCI, Inc.
50	50	17.06.2002	Notice of Changes in Substantial Shareholder's Deemed Interests - Macondray & Co., Inc.
47	47	17.06.2002	Notice of Changes in Substantial Shareholder's Deemed Interests – Luis P. Lorenzo, Jr.
48	48	17.06.2002	Notice of Changes in Substantial Shareholder's Deemed Interests – Martin P. Lorenzo
27	27	24.07.2002	Half Year Financial Statement Announcement (for the six months ended 30 June 2002)
35	35	24.07.2002	Press Release – Del Monte Pacific Sustains Profit Growth in 1H 2002 Pays Maiden Interim Dividend

B. 2002 First Half Results Presentation held on 24 July 2002

MASNET No. 49 OF 17.06.2002
Announcement No. 49

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of Substantial Shareholder:	MCI, Inc.
Date of notice to company:	14/06/2002
Date of change of interest:	13/06/2002
Name of registered holder:	MCI, Inc.
Circumstance giving rise to the change:	Others
Please specify details:	Purchase of shares in relation to MCI restructuring exercise (Note 1/)

Shares held in the name of registered holder

No. of shares of the change:	4,063,800
% of issued share capital:	0.38
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.40
No. of shares held before change:	6,789,423
% of issued share capital:	0.63
No. of shares held after change:	10,853,223
% of issued share capital:	1.01

Holdings of Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	223,404,162
% of issued share capital:	0	20.85
No. of shares held after change:	0	227,467,962
% of issued share capital:	0	21.23
Total shares:	0	227,467,962

No. of warrants:	Nil
No. of options:	Nil
No. of rights:	Nil
No. of Indirect Interest:	Nil

NOTES:

1/ This share transaction was undertaken in connection with the MCI restructuring exercise reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. to enable MCI, Inc. to reduce the impact of the restructuring share distributions of its Del Monte Pacific Limited shareholding. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc.

2/ MCI, Inc. is the owner of the 227,467,962 shares which are held by the following :-

i)	MCI, Inc.	10,853,223
ii)	DBS Trustee Limited (Nominee)	213,257,143
iii)	RHB Cathay Securities Pte Ltd (Nominee)	3,357,596

		227,467,962

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the share buyback.

Submitted by Yvonne Choo, Company Secretary on 17/06/2002 to the SGX

MASNET No. 50 OF 17.06.2002
Announcement No. 50

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of Substantial Shareholder:	Macondray & Co., Inc.
Date of notice to company:	14/06/2002
Date of change of interest:	13/06/2002
Name of registered holder:	MCI, Inc.
Circumstance giving rise to the change:	Others
Please specify details:	Purchase of shares in relation to MCI restructuring exercise (Note 1/)

Shares held in the name of registered holder

No. of shares of the change:	4,063,800
% of issued share capital:	0.38
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.40
No. of shares held before change:	6,789,423
% of issued share capital:	0.63
No. of shares held after change:	10,853,223
% of issued share capital:	1.01

Holdings of Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	223,404,162	0
% of issued share capital:	20.85	0
No. of shares held after change:	227,467,962	0
% of issued share capital:	21.23	0
Total shares:	227,467,962	0

No. of warrants:	Nil
No. of options:	Nil
No. of rights:	Nil
No. of Indirect Interest:	227,467,962 (21.23% MCI, Inc.)

NOTES:

1/ This share transaction was undertaken in connection with the MCI restructuring exercise reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. to enable MCI, Inc. to reduce the impact of the restructuring share distributions of its Del Monte Pacific Limited shareholding. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc.

2/ MCI, Inc. is the owner of the 227,467,962 shares which are held by the following :-

i)	MCI, Inc.	10,853,223
ii)	DBS Trustee Limited (Nominee)	213,257,143
iii)	RHB Cathay Securities Pte Ltd (Nominee)	3,357,596
		227,467,962

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the share buyback.

Submitted by Yvonne Choo, Company Secretary on 17/06/2002 to the SGX

MASNET No. 47 OF 17.06.2002
Announcement No. 47

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's/Substantial Shareholder's Deemed Interests

Name of Director/Substantial Shareholder:	Luis P. Lorenzo, Jr.
Date of notice to company:	14/06/2002
Date of change of interest:	13/06/2002
Name of registered holder:	MCI, Inc.
Circumstance giving rise to the change:	Others
Please specify details:	Purchase of shares pursuant to MCI restructuring exercise (Note1/)

Shares held in the name of registered holder

No. of shares of the change:	4,063,800
% of issued share capital:	0.38
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.40
No. of shares held before change:	6,789,423
% of issued share capital:	0.63
No. of shares held after change:	10,853,223
% of issued share capital:	1.01

Holdings of Director/Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	223,404,162	396,000
% of issued share capital:	20.85	0.04
No. of shares held after change:	227,467,962	396,000
% of issued share capital:	21.23	0.04
Total shares:	227,467,962	396,000

No. of warrants:	Nil
No. of options:	378,000
No. of rights:	Nil

No. of Indirect Interest:	213,257,143	DBS Trustee Limited
	10,853,223	MCI, Inc.
	3,357,596	RHB Cathay Securities Pte Ltd

	227,467,962	
No. of Direct Interest:	396,000	DBS Nominees (Pte) Ltd.

Total Interests:	227,863,962 (21.26%)	
	==========	

NOTES:

1/ This share transaction was undertaken in connection with the MCI restructuring exercise reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. to enable MCI, Inc. to reduce the impact of the restructuring share distributions of its Del Monte Pacific Limited shareholdings. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc. Luis P. Lorenzo, Jr. is a director and indirect substantial shareholder of Macondray & Co., Inc.

2/ MCI, Inc. is the owner of the 227,467,962 shares which are held by the following :

i)	MCI, Inc.	10,853,223
ii)	DBS Trustee Limited (Nominee)	213,257,143
iii)	RHB Cathay Securities Pte Ltd (Nominee)	3,357,596

		227,467,962

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the share buyback.

Submitted by Yvonne Choo, Company Secretary on 17/06/2002 to the SGX

MASNET No. 48 OF 17.06.2002
Announcement No. 48

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's/Substantial Shareholder's Deemed Interests

Name of Director/Substantial shareholder:	Martin P. Lorenzo
Date of notice to company:	14/06/2002
Date of change of interest:	13/06/2002
Name of registered holder:	Martin P. Lorenzo
Circumstance giving rise to the change: **Please specify details:**	Others Sale of shares to MCI in relation to MCI restructuring exercise (Note1/)

Shares held in the name of registered holder

No. of shares of the change: **% of issued share capital:**	4,063,800 0.38
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.40
No. of shares held before change: **% of issued share capital:**	4,063,800 0.38
No. of shares held after change: **% of issued share capital:**	0 0

Holdings of Director/Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	223,404,162	4,063,800
% of issued share capital:	20.85	0.38
No. of shares held after change:	227,467,962	0
% of issued share capital:	21.23	0
Total shares:	227,467,962	0

No. of warrants:	Nil
No. of options:	1,269,841
No. of rights:	Nil

No. of Direct Interest	Nil	
No. of Indirect Interest:	213,257,143	DBS Trustee Limited
	10,853,223	MCI, Inc.
	3,357,596	RHB Cathay Securities Pte Ltd

Total Interests:	227,467,962 (21.23%)	
	==========	

NOTES:

1/ This share transaction was undertaken as part of the MCI restructuring exercise reported in Masnet No. 16 of 10.07.2000 Announcement No. 17 to enable MCI, Inc. to reduce the impact of the restructuring share distributions of its Del Monte Pacific Limited shareholdings. Martin P. Lorenzo is a director and indirect substantial shareholder of MCI, Inc.

2/ MCI, Inc. is the owner of the 227,467,962 shares which are held by the following:-

i)	MCI, Inc.	10,853,223
ii)	DBS Trustee Limited (Nominee)	213,257,143
iii)	RHB Cathay Securities Pte Ltd (Nominee)	3,357,596
		227,467,962

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the share buyback.

Submitted by Yvonne Choo, Company Secretary on 17/06/2002 to the SGX

MASNET No. 27 OF 24.07.2002
Announcement No. 27

DEL MONTE PACIFIC LIMITED

Half Year Financial Statement Announcement

Half-year financial statements on consolidated results for the six months ended 30 June 2002. These figures have not been audited.

		Group			Company		
		US$'000		%	US$'000		%
		Latest Half Year 30 June 2002	Previous Half Year 30 June 2001	Increase/ (Decrease)	Latest Half Year 30 June 2002	Previous Half Year 30 June 2001	Increase/ (Decrease)
1.(a)	Turnover	84,673	80,271	5	0	0	0
1.(b)	Cost of sales or classification as followed in the most recent audited annual financial statements	(59,858)	(56,071)	7	0	0	0
1.(c)	Gross profit/(loss)	24,815	24,200	3	0	0	0
1.(d)	Investment income	0	0	0	16,500	0	nm
1.(e)	Other income including interest income	360	775	(54)	0	197	(100)
2.(a)	Operating profit/(loss) before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	15,638	15,441	1	15,772	(523)	nm
2.(b)(i)	Interest on borrowings	(629)	(1,179)	(47)	0	0	0
2.(b)(ii)	Depreciation and amortisation	(2,214)	(1,772)	25	0	0	0
2.(b)(iii)	Foreign exchange gain/(loss)	524	(19)	nm	0	0	0
2.(c)	Exceptional items (provide separate disclosure of items)	0	0	0	0	0	0

		Group			Company		
		US$'000		%	US$'000		%
		Latest Half Year 30 June 2002	Previous Half Year 30 June 2001	Increase/ (Decrease)	Latest Half Year 30 June 2002	Previous Half Year 30 June 2001	Increase/ (Decrease)
2.(d)	Operating profit/(loss) before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	13,319	12,471	7	15,772	(523)	nm
2.(e)	Income derived from associated companies (With separate disclosure of any items included therein which are exceptional because of size & incidence)	0	0	0	0	0	0
2.(f)	Operating profit before income tax	13,319	12,471	7	15,772	(523)	nm
2.(g)	Less income tax (Indicate basis of computation)	(80)	(936)	(91)	0	0	0
2.(g)(i)	Operating profit/(loss) after tax before deducting minority interests	13,239	11,535	15	15,772	(523)	nm
2.(g)(ii)	Less minority interests	0	0	0	0	0	0
2.(h)	Operating profit/(loss) after tax attributable to members of the company	13,239	11,535	15	15,772	(523)	nm
2.(i)(i)	Extraordinary items (provide separate disclosure of items)	0	0	0	0	0	0
2.(i)(ii)	Less minority interests	0	0	0	0	0	0
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	0	0	0	0

		Group			Company		
		US$'000		%	US$'000		%
		Latest Half Year 30 June 2002	Previous Half Year 30 June 2001	Increase/ (Decrease)	Latest Half Year 30 June 2002	Previous Half Year 30 June 2001	Increase/ (Decrease)
2.(i)(iv)	Transfer to/from Exchange Reserve	0	0	0	0	0	0
2.(i)(v)	Transfer to Capital Reserve	0	0	0	0	0	0
2.(i)(vi)	Transfer to Reserve Fund	0	0	0	0	0	0
2.(j)	Operating profit/(loss) after tax and extraordinary items attributable to members of the company	13,239	11,535	15	15,772	(523)	nm

Notes

nm: not meaningful

2(g): Group - based on the tax rates applicable in the jurisdictions where the companies in the Group operate. The major jurisdiction in which the Group operates is the Philippines where the current tax rate is 32% (2001: 32%). The other companies in the Group operate in jurisdictions where they are not subject to tax due to the nature and structure of their operations; Company - there is no tax expense as the income for the Company is exempt from all provisions of the British Virgin Islands Income Tax Act.

		Group Figures	
		Latest period	Previous corresponding period
3.(a)	Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	15.64%	14.37%
3.(b)	Operating profit [2(h) above] as a percentage of issued capital and reserves at end of the period	10.23%	10.48%
3.(c)	Earnings per ordinary share for the period based on 2(h) above after deducting any provision for preference dividends:-		
	(i) Based on weighted average number of ordinary shares in issue	1.24 US cents	1.06 US cents
	(ii) On a fully diluted basis	1.24 US cents	1.06 US cents
	(To disclose the basis used in arriving at the weighted average number of shares for the purposes of (c)(i) above and to provide details of any adjustments made for the purpose of (c)(ii) above)		
3.(d)	Net tangible asset backing per ordinary share based on existing issued share capital as at the end of the period reported on	11.16 US cents	9.33 US cents

3.(e) To provide an analysis of expenses based on their function within the group for the current and previous corresponding period

Analysis of expenses based on their function within the group

	Group (US$'000)			Company (US$'000)		
	Latest Half Year 30 June 2002	Previous Half Year 30 June 2001	% Change	Latest Half Year 30 June 2002	Previous Half Year 30 June 2001	% Change
Distribution and selling expenses	6,275	5,774	9	-	-	-
General and adminsitrative expenses	1,541	1,517	2	663	615	8
Other operating expenses	1,721	2,243	(23)	65	106	(39)

Note:

3.(c) Earnings per share for the 6-month period ended 30 June 2002, based on existing issued share capital and on a fully diluted basis, are calculated based on number of shares of 1,071,629,194.

Earnings per share for the 6-month period ended 30 June 2001, based on existing issued share capital and on a fully diluted basis, are calculated on the basis of weighted average issued shares of 1,090,220,502 after taking into account the monthly changes in the share capital balance of 1,137,877,143 as at 1 January 2001 and 1,071,629,194 as at 30 June 2001 resulting from share buyback of 66,247,949 shares.

3.(d) Net tangible asset backing per ordinary share is calculated based on 1,071,629,194 number of shares as at 30 June 2002 and 1,071,629,194 number of shares as at 30 June 2001.

Item 4 is not applicable to interim results		Group			Company		
		US$'000		%	US$'000		%
		Latest Half Year 30 June 2002	Previous Half Year 30 June 2001	Increase/ (Decrease)	Latest Half Year 30 June 2002	Previous Half Year 30 June 2001	Increase/ (Decrease)
4.(a)	Sales reported for first half year						
4.(b)	Operating profit [2(g)(i) above] reported for first half year						
4.(c)	Sales reported for second half year						
4.(d)	Operating profit [2(g)(i) above] reported for second half year						

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

NIL

5.(b) Amount of any pre-acquisition profits

NIL

5.(c) Amount of profits on any sale of investments and/or properties

Item 5c Table

Sale of investments/properties	$Profit/(Loss)
NIL	

5.(d) Any other comments relating to Paragraph 5

There are no other comments relating to Paragraph 5.

6. Segmental Results

(US$ '000)	Turnover			PBIT		
	Latest Half Year 30 June 2002	Previous Half Year 30 June 2001	% Change	Latest Half Year 30 June 2002	Previous Half Year 30 June 2001	% Change
Processed Products	55,462	53,807	3	9,535	9,559	-
Beverages	17,513	16,190	8	2,230	2,232	-
Non-Processed Products	11,698	10,274	14	1,823	1,084	68
Total	84,673	80,271	5	13,588	12,875	6

(US$ '000)	Turnover			PBIT		
	Latest Half Year 30 June 2002	Previous Half Year 30 June 2001	% Change	Latest Half Year 30 June 2002	Previous Half Year 30 June 2001	% Change
Asia	58,877	53,230	11	9,020	9,739	(7)
Europe/North America	25,796	27,041	(5)	4,568	3,136	46
Total	84,673	80,271	5	13,588	12,875	6

7.(a) Review of the performance of the company and its principal subsidiaries

While sales volume achieved in the half year ended 30 June 2002 was level compared to the same period last year, Group turnover grew 5% due to volume growth in Asia and firmer pricing in Europe/North America.

Fuelled by a 13% increase in volume, turnover in Asia grew 11%. However, in Europe/North America, despite firmer pricing, turnover declined 5% due to a 13% fall in volume. The volume decline was largely due to a temporary product supply shortfall following strong year-end 2001 sales.

Overall PBIT grew 6% to US$13.6 million from US$12.9 million in 1H 2001 as firmer prices, a reduction in other operating expenses and foreign exchange gains countered higher product costs, increased distribution and selling expenses and increased depreciation.

Net profit grew 15% to US$13.2 million from US$11.5 million in 1H 2001, reflecting the increase in PBIT coupled with a reduction in income taxes and interest expenses.

Review by Business Segment

Processed Products

Turnover of processed products, which accounted for 65% of the Group's total turnover during the 6-month period ended 30 June 2002, increased by 3% from US$53.8 million to US$55.5 million due to a 4% increase in average prices offset by a 1% decrease in volume. Average prices of processed products in Europe/North America increased by 9% while pricing in Asia was down 4%. Volume of processed products was affected by a temporary supply shortfall following strong sales at the end of 2001.

PBIT for processed products was maintained at US$9.5 million as improved pricing in Europe/North America offset higher product costs.

Beverages

Turnover of beverages, which accounted for 21% of the Group's turnover for the period, increased by

8% to US$17.5 million compared to the same period last year. This was mainly due to a 7% increase in average sales price coupled with a 1% increase in sales volume. Average sales prices of beverages in Europe/North America increased by 20%, while prices in Asia declined by 2%.

In spite of higher turnover, PBIT for beverages was level at US$ 2.2 million compared to the same period last year due to higher product costs.

Non-Processed Products

Turnover for non-processed products, which includes fresh fruit and the non-core cattle business, increased by 14% from US$ 10.3 million to US$ 11.7 million mainly reflecting higher prices.

PBIT for non-processed products increased by 68% from US$ 1.1 million to US$ 1.8 million reflecting higher turnover and higher margins.

Review by Geographical Segment

Asia

Turnover increased by 11% from US$ 53.2 million to US$ 58.9 million due primarily to a 13% increase in sales volume as sales increases were registered across all processed product categories.

PBIT in Asia decreased by 7% from US$ 9.7 million to US$ 9.0 million due to a 3% decline in average prices of processed products coupled with an increase in product costs and costs related to defending market share gainst increased competition.

Europe/North America

Turnover declined by 5% from US$27.0 million to US$25.8 million primarily due to a 13% decrease in volume. The sales decline reflected the temporary supply shortfall following strong year-end 2001 sales. However, sales of higher-margin, value-added products increased to 7% of Europe/North America sales from 4% in the prior year period.

PBIT increased 46% primarily because of firmer pricing.

Comments on Expenses by Function

Distribution and selling expenses - Increased by 9%, driven by a 20% increase in selling expenses resulting from increased marketing investment.

General & Administrative expenses- Charges incurred were level compared to the same period last year.

Other Operating expenses - Decreased by 23% over the same period last year mainly due to favourable price-related adjustments.

7.(b) Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between the forecast or prospect statement and the actual results

The Group expects the economic and business environment to remain challenging. However, we expect firm pricing, improved product supply and the progressive effect of our value-added strategy to counter the impact of stiffer competition and higher costs.

Overall, the Group expects to achieve a moderate improvement in net profit for the full year versus 2001.

7.(c) A statement by the Directors of the Company whether any item or event of a material or unusual nature, which would have affected materially the results of operations of the Group and Company, has occurred between the date to which the report refers and the date on which the report is issued. If none, to give a negative statement.

In the opinion of the Directors, no items, transactions or events of a material or unusual nature have arisen between 30 June 2002 and the date of the announcement which would substantially affect the results of the operations of the Group for the financial period in respect of which this report is made.

8. A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period

Economic conditions are expected to remain difficult in all of the Group's key markets.

Following unfavourable pricing in 2000 and the first half of 2001, the Group experienced firmer pricing in the second half of 2001 and in the first half of 2002. Current price levels are expected to hold in the second half of 2002.

Meteorologists are forecasting a mild El Nino effect to occur late this year. The Group expects this to occur. Since the Group directly controls its plantation and employs world class agricultural practices, the Group's operations are expected to be less affected by El Nino than competing producers.

The Group experienced a temporary shortfall in product supply following strong sales at the end of 2001. This situation was remedied in the latter part of the first half and is not expected to recur in the second half.

The competitive situation in the Philippines has intensified as new competitors have entered key categories in which the Group has leading market share positions. As a result, the Group expects pricing to remain under pressure and marketing-related expenses to increase as the Group invests to defend its position. These efforts are expected to grow these product categories and to enhance the overall Del Monte brand.

9. Dividend

(a) Present Period

Name of Dividend	Interim Ordinary
Dividend Type	Cash
Dividend Rate	41 % per ordinary share (0.41 US cent) tax not applicable
Par value of shares	US$0.01
Tax Rate	

(b) Any dividend declared for the previous corresponding period? None

(c) Total Annual Dividend (if applicable)

	Latest Year ()	Previous Year ()

Ordinary	0	0
Preference	0	0
Total:	0	0

(d) Date payable

To be announced later.

(e) Books closure date

To be announced later.

(f) Any other comments relating to Paragraph 9

Latest period dividend amount was based on outstanding issued shares of 1,071,629,194 as of the date prior to this announcement.

10.(a) Balance sheet

	Group		Company	
	US$'000		US$'000	
	30 June 2002	31 Dec 2001	30 June 2002	31 Dec 2001
Share Capital	10,716	10,716	10,716	10,716
Share Premium	65,815	65,815	65,954	65,954
Translation Reserves	(60,169)	(61,953)	-	-
Revenue Reserves	113,046	114,596	1,476	493
Shareholders' Equity	129,408	129,174	78,146	77,163
Fixed Assets	47,090	43,824	-	-
Investments in Subsidiaries	-	-	10,149	10,149
Intangibles	9,770	9,922	-	-
Other Assets 10(d)(i)	4,777	3,358	-	-
Current Assets				
Inventories 10(d)(ii)	53,010	43,720	-	-
Deferred Growing Crops	32,659	30,563	-	-
Trade Debtors 10(d)(iii)	10,720	15,216	-	-
Other debtors, deposits & prepayments 10(d)(iv)	11,246	7,547	187	178
Due from a subsidiary (non-trade)	-	-	80,335	92,627
Due from affiliated companies (trade)	4,487	6,227	-	-
Due from shareholder companies (non-trade)	457	456	456	456
Short-term deposits	19,725	23,043	-	-
Cash & bank balances	565	1,122	4	5
	132,869	127,894	80,982	93,266
Current Liabilities				
Trade creditors	(9,398)	(8,136)	-	-
Other creditors & accruals	(20,198)	(24,971)	(392)	(840)
Due to subsidiaries (non-trade)	-	-	(12,593)	(25,412)
Due to affiliated companies (trade)	(85)	(1)	-	-
			-	-
Short-term borrowings (unsecured) 10(d)(v)	(20,160)	(7,072)	-	-
Provision for taxation	(2)	(726)	-	-
	(49,843)	(40,906)	(12,985)	(26,252)
Net Current Assets	83,026	86,988	67,997	67,014
Less :				
Non-current liabilities				
Due to an affiliated company-non-trade	(7,169)	(7,060)	-	-
Deferred taxation	(8,086)	(7,858)	-	-
Net Assets	129,408	129,174	78,146	77,163

10.(b) Cash flow statement

	Group	
	For the 6 months ended	
	30 June 2002	30 June 2001
Cash flows from operating activities:		
Operating profit before working capital changes	15,192	13,568
Increase in working capital requirements	(14,130)	(14,062)
Net cash generated from (used in) operating activities	1,062	(494)
Net cash (used in) investing activities	(4,366)	(5,728)
Net cash (used in) financing activities	(1,702)	(24,168)
Effect of exchange rate changes on cash and cash equivalents	1,131	(2,926)
Net change in cash and cash equivalents	(3,875)	(33,316)
Cash and cash equivalents at beginning of period	24,165	47,634
Cash and cash equivalents at end of period (see note below)	20,290	14,318

Note:
Analysis of cash and cash equivalents:

Cash and bank balances	565	1,241
Short-term deposits	19,725	13,077
	20,290	14,318

10.(c) Statement of changes in equity

	Share Capital US $'000	Share Premium US $'000	Translation Reserves US $'000	Revenue Reserves US $'000	Total US $'000
The Group					
As at 1 January 2001	11,379	82,990	(59,071)	98,996	134,294
Share buyback	(663)	(17,175)	-	-	(17,838)
Currency translation differences	-	-	(2,882)	-	(2,882)
Net profit for the year	-	-	-	29,507	29,507
Dividends	-	-	-	(13,907)	(13,907)
As at 31 December 2001	10,716	65,815	(61,953)	114,596	129,174
Currency translation differences	-	-	1,784	-	1,784
Net profit for the year	-	-	-	13,239	13,239
Dividends	-	-	-	(14,789)	(14,789)
As at 30 June 2002	10,716	65,815	(60,169)	113,046	129,408
The Company					
As at 1 January 2001	11,379	83,129	-	696	95,204
Share buy back	(663)	(17,175)	-	-	(17,838)
Net profit for the year	-	-	-	13,704	13,704
Dividends	-	-	-	(13,907)	(13,907)
As at 31 December 2001	10,716	65,954	-	493	77,163
Net profit for the year	-	-	-	15,772	15,772
Dividends	-	-	-	(14,789)	(14,789)
As at 30 June 2002	10,716	65,954	-	1,476	78,146

10.(d) Explanatory notes that are material to an understanding of the information provided in 10.(a), (b) and (c) above

		Group	
		30 June 2002	31 Dec 2001
		US$'000	US$'000
(i) Other Assets			
	Purchase and utility deposits	-	29
	Advances to growers	3,570	2,319
	Others	1,207	1,010
		4,777	3,358
(ii) Inventories			
	Raw materials and packaging supplies, at cost	26,347	27,399
	Finished goods and livestock, at cost	26,951	16,844
		53,298	44,243
	Less provision for stock obsolescence	(288)	(523)
		53,010	43,720
(iii) Trade debtors			
	Trade debtors	11,960	16,452
	Less provision for doubtful debts	(1,240)	(1,236)
		10,720	15,216

		Group	
		30 June 2002	31 Dec 2001
		US$'000	US$'000
(iv) Other debtors, deposits and prepayments			
	Other debtors	5,726	3,545
	Deposits	546	521
	Prepayments	4,791	3,303
	Deferred acquisition costs	183	178
		11,246	7,547

(v) Short term borrowings (unsecured)

The amounts are unsecured, bearing weighted average effective interest rates at 3.2% to 5.8 % (2001: 5% to 11.3%) per annum and mature within the one year.

	30 June 2002	31 Dec 2001
Total borrowings at floating rates	20,160	7,072

11. Details of any changes in the company's issued share capital

There is no change in the issued share capital of the Company.

Outstanding options

As at 30 June 2002, the outstanding options to subscribe for the Company's ordinary shares of $0.01 each are as follows:

Date of Grant	Description	Balance as at 1 January 2002 or date of grant, if later	Options lapsed	Options exercised	Balance as at 30 June 2002	No. of holders	Exercise price	Exercise period
30.7.1999	IPO Options	6,824,180	-	-	6,824,180	34	US$0.504	30.7.2000 - 29.7.2009
2.3.2001	Market Price Options	12,400,000	-	-	12,400,000	42	S$0.490	2.3.2003 - 1.3.2011
29.5.2002	Market Price A Options (See Note A)	3,250,000	-	-	3,250,000	103	S$0.470	29.5.2004 - 28.5.2006

Note A:
The Company granted a total of 3,250,000 options to 103 senior managers and department managers on 29 May 2002 at market price, without discount.
The exercise price is fixed at S$0.47 per share.

Option exercise period	Terms
From 29 May 2004 to 28 May 2005	(i) Up to 60 percent of Market Price A Options
From 29 May 2005 to 28 May 2006	(ii) Up to 100 percent of Market Price A Options

12. The group's borrowings and debt securities as at the end of the financial period reported on, and comparative figures as at the end of the most recently announced financial statements

(a) Amount repayable in one year or less, or on demand

As at 30/06/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
US$'000	US$'000	US$'000	US$'000
0	20,160	0	7,072

(b) Amount repayable after one year

As at 30/06/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
US$'000	US$'000	US$'000	US$'000
0	0	0	0

(c) Any other comments relating to Paragraph 12

The increase of the Group's short-term borrowings (unsecured) is mainly due to an increase in working capital requirements.

13. A statement that the same accounting polices and methods of computation are followed in the financial statements as compared with the most recent audited annual financial statements. Where there have been any changes or departure from the accounting policies and methods of computation, including those required by an accounting standard, this should be disclosed together with the reasons for the change and the effect of the change

The above financial information has been prepared using the same accounting policies and methods of computation as presented in the audited financial statements of the Group for the financial year ended 31 December 2001.

BY ORDER OF THE BOARD

Yvonne Choo
Company Secretary
24/07/2002

REQUIREMENTS UNDER NEW CODE OF CORPORATE GOVERNANCE

- INDEPENDENT DIRECTORS TO COMPRISE OF ONE-THIRD OF BOARD MEMBERS
- NOMINATING COMMITTEE WITH INDEPENDENT DIRECTORS AS MAJORITY MEMBERS
- REMUNERATION COMMITTEE WITH INDEPENDENT DIRECTORS AS MAJORITY MEMBERS
- DISCLOSE REMUNERATION BY BANDS OF DIRECTORS AND SENIOR EXECUTIVES WITH NAMES REVEALED
- ESTABLISH PERFORMANCE CRITERIA FOR ASSESSMENT OF BOARD PERFORMANCE

MASNET No. 35 OF 24.07.2002
Announcement No. 35

DEL MONTE PACIFIC LIMITED

DEL MONTE PACIFIC SUSTAINS PROFIT GROWTH IN 1H2002 PAYS MAIDEN INTERIM DIVIDEND

2002 1st Half Results Press Release.pdf

Submitted by Yvonne Choo, Company Secretary on 24/07/2002 to the SGX

SEC NO. 82-5068

DEL MONTE PACIFIC LIMITED

CONTACT INFORMATION
Jennifer Luy
Del Monte Pacific Limited
Tel +65-6324 6822
invest@delmontepacific.com

Joanne Esta Chong
Golin/Harris International
Tel +65-9765-8876 / +65-6235-3121
joanneesta.chong@golinharris.com.sg

Del Monte Pacific sustains profit growth in 1H2002
Pays maiden interim dividend

- **Turnover up 5% on higher Asian volume and firmer pricing**
- **PBIT rose 6%, net profit grew 15%**
- **Europe/North American profits grew 46%**
- **Progress with value-added strategy**
- **Interim dividend payout 33% of profit**

	For the six months ended 30 June	
	1H 2002	1H 2001
Turnover	US$ 84.7 million (S$ 155.0 million)	US$ 80.3 million (S$ 142.1 million)
PBIT	US$ 13.6 million (S$ 24.9 million)	US$ 12.9 million (S$ 22.8 million)
PBIT Margin	16.0%	16.0%
Net Profit	US$ 13.2 million (S$ 24.2 million)	US$ 11.5 million (S$ 20.4 million)
Earnings Per Share	1.24 US cents (2.27 SG cents)	1.06 US cents (1.88 SG cents)
Dividend Per Share	0.41 US cent (0.71 SG cent)	N.A.

Note: Singapore dollars in parenthesis at conversion rate of 1.83 (1H2002) and 1.77 (1H2001) for the profit and loss, and 1.74 (indicative rate) for the dividend.

SINGAPORE – 24 July 2002 – Del Monte Pacific Limited announced today that Group turnover rose 5% to US$84.7 million compared to the same period in 2001 despite level sales volume. PBIT (profit before interest and taxes) improved 6% to US$13.6 million while net profit increased 15% to US$13.2 million versus the prior year.

"In an extremely challenging business and competitive environment, we are pleased to have sustained the positive momentum started in the second half of 2001. Importantly, we are gratified by the progressive increase in contribution from our value-added strategy," said Mr. Tony Chew, Chairman of Del Monte Pacific.

The turnover increase in 1H 2002 was due to higher volume in Asia and improved pricing of processed and beverage products in Europe/North America.

PBIT was higher as firmer prices, a reduction in other operating expenses and foreign exchange gains countered higher product costs, increased distribution and selling expenses in Asia, and increased depreciation. Coupled with a fall in taxes and interest expenses, net income grew.

Driven by higher volume across all product categories, Asia's turnover grew 11% compared to 1H 2001. However, Asian PBIT dropped 7% mainly due to a 3% decline in average prices, higher product costs and increased marketing investments behind the Group's market leadership position in the Philippines.

While average pricing improved in Europe/North America, turnover fell 5% to US$25.8 million as sales of processed products declined due to a temporary supply shortfall following strong sales at the end of 2001. PBIT grew by 46% to US$4.6 million driven by firmer pricing. On a positive note, sales of higher-margin, value-added products such as tropical fruit in glass jars grew to 7% of Europe/North America turnover in 1H 2002, up from 4% in 1H 2001.

Based on the latest results, earnings per share increased 17% to 1.24 US cents (up 21% to 2.27 SG cents).

Maiden interim dividend

In light of the Group's performance in the first six months, the Directors declared, for the first time, an interim dividend payout of 33% of the first half's profits. Based on current shares outstanding, this translates to a dividend of 0.41 US cent (US$ 0.0041) per share.

Outlook for FY2002

The Group expects the economic and business environment to remain challenging. However, we expect firm pricing, improved product supply and the progressive effect of our value-added strategy to counter the impact of stiffer competition and higher costs.

Overall, the Group expects to achieve a moderate improvement in net profit for the full year versus 2001.

A copy of Del Monte Pacific's 1H 2002 financial statement, results presentation and a summary of the question and answer session of the results briefing will be accessible on www.sgx.com and www.delmontepacific.com by 12.00pm, Thursday 25 July 2002.

Note to Editors

Del Monte Pacific is a group of companies engaged in the production, marketing and distribution of premium-branded food and beverage products.

The Group owns the Del Monte brand in the Philippines, where it enjoys leading market shares for pineapple juice, juice drinks, pineapple solids, mixed fruits, tomato sauce, spaghetti sauce and tomato ketchup, and also markets products under its second-tier brand, Today's. Del Monte Pacific also holds the exclusive rights to produce and distribute food and beverage products under the Del Monte brand in the Indian sub-continent.

Operating one of the world's largest fully integrated pineapple operations, the Group is the global low-cost producer of pineapple and has long-term supply agreements with Del Monte trademark owners and licensees around the world.

Del Monte Pacific Limited and its subsidiaries ("Del Monte Pacific" or the "Group") are not affiliates of Del Monte Corporation and its parent, Del Monte Foods Company, or Fresh Del Monte Produce, Inc. and its subsidiaries, or Kikkoman Corporation and its subsidiaries, including Del Monte Asia Pte Ltd.

SEC NO. 82-5068

Del Monte Pacific Limited

1H 2002 Results Briefing

24 July 2002
Singapore

1

2

AGENDA

- 1H 2002 Performance Highlights
- Results Analysis by Market and Product
- Performance against Growth Strategy
- Outlook for Full Year

3

TURNOVER

- Sales volume remained steady in a difficult environment
- Turnover grew 5.5% to US$84.7m


US$ million
86
84
82
80
78
76
80.3
84.7
1H01
1H02
Turnover

Increase driven by:

- Volume growth in Asia
- Firmer pricing in Europe/North America

4

MARGINS

- Gross margin declined due to higher product costs
- PBIT margin stable, while net profit margin improved


Margin (%)
1H01
1H02
30
25
20
15
10
5
0
28.1
26.9
16.0
16.1
14.3
15.6
Gross Profit
PBIT
Net Profit

PROFITS

- PBIT increased 5.5%
- Net profits improved 14.8%


US$ million
1H01
1H02
12.9
13.6
11.5
13.2
15
10
5
0
PBIT
Net Profit

PBIT increased due to:
- Firmer pricing
- Lower other operating expenses
- Foreign exchange gains

Net profit improved due to:
- Improved PBIT
- Lower tax and interest expense

EARNINGS PER SHARE

		1H02	1H01	Change
Net profit	(US$m)	**13.2**	11.5	+14.8%
EPS	(US cents)	**1.24**	1.06	+16.9%
	(SG cents)	**2.25**	1.89	+19.0%
Issued shares	(Billion shares)	**1.07**	1.09	-1.7%

DIVIDEND

- Maiden interim dividend
- Payout of 33% based on 1H02 net income
- Dividend of 0.41 US cent per share (US$0.0041)
- Record and payable date to be announced

KEY BALANCE SHEET ITEMS

(All figures in US$m)	1H02	1H01
Fixed assets	**47.1**	36.5
Current assets	**132.3**	118.3
Current liabilities	**49.8**	45.4
Net cash/(debt)	**0.1**	(1.1)
Net tangible assets (NTA)	**119.6**	100.0
NTA per share (US cents)	**11.2**	9.3

TURNOVER BY MARKET

- Asia rose due to higher volume
- Europe/North America fell on supply shortfall despite firmer pricing


US$ million
1H01
1H02
100
80
60
40
20
0
80.3
84.7
53.2
58.9
27.0
25.8
Total
Asia
Europe/North America

	Total	Asia	Europe/North America
% turnover change	+5	+11	-5
% volume change	-1	+13	-13

PBIT BY MARKET

- Asia fell on price decline, higher product and marketing costs
- Europe/North America rose on better pricing


US$ million
1H01
1H02
16
14
12
10
8
6
4
2
0
-2
12.9
13.6
9.7
9.0
3.1
4.6
Total
Asia
Europe/North America

	Total	Asia	Europe/North America
% change	+6	-7	+46
% contribution	100	66	34

TURNOVER BY PRODUCT

- Processed products up on firmer pricing but impacted by temporary supply shortfall
- Beverages up on better pricing


US$ million
1H01
1H02
100
80
60
40
20
0
80.3
84.7
53.8
55.5
16.2
17.5
10.3
11.7
Total
Processed Products
Beverages
Non-Processed Products

% turnover change	+5	+3	+8	+14
% volume change	-1	-1	+1	nm

PBIT BY PRODUCT

- Processed products and beverages flat
- Non-processed products rose on higher pricing


US$ million
1H01
1H02
15
10
5
0
12.9
13.6
9.6
9.5
2.2
2.2
1.1
1.8
Total
Processed Products
Beverages
Non-Processed Products

% change	+6	0	0	+68
% contribution	100	70	17	13

ADDING VALUE

- Value-added contribution grew in Europe/North America
- Contribution of new products in Asia increased


% Turnover
1H01 1H02
10.0
8.0
6.0
4.0
2.0
0.0
3.7
7.4
2.2
6.7
Europe/North America
Asia

IMPROVING CUSTOMER SERVICE

- Easy-Open Lids for the US and European markets
- Customer Relationship Management (CRM) System in the Philippines
- Production and packaging capabilities:
  - Tropical Fruit capacity +50%
  - SUP capacity +30%
  - Labelling capacity +30%

ENHANCING QUALITY, REDUCING COSTS

- Expanded juice supply and upgraded concentrate quality
- Enhanced quality of pineapple crush
- Started project to significantly improve fruit handling area

BUILDING NEW MARKETS

- Developing new markets for existing products
  - Pineapple as a cooking ingredient
- Continued search for synergistic acquisitions, joint ventures and/or strategic alliances

1H 2002 SUMMARY

Profit growth sustained despite difficult conditions:

- Asia fell on lower prices, higher product and marketing costs against stiffer competition
- Europe/North America up significantly on better pricing despite volume decline
- Positive effects of value-added strategy

OUTLOOK FOR FULL YEAR

- Challenging conditions and stiff competition expected to continue
- Firm pricing, improved product supply and growth in higher-margin, value-added products to counter stiffer competition and higher costs

Overall, net profits in 2002 expected to improve moderately

Question & Answer

1H 2002 Results Briefing

24 July 2002
Singapore

APPENDIX

PROFIT & LOSS HIGHLIGHTS
(Singapore dollars)

		1H02	1H01	Change
Turnover	(S$m)	**155.0**	142.1	+9.1%
EBITDA	(S$m)	**28.9**	25.8	+12.0%
PBIT	(S$m)	**24.9**	22.8	+9.2%
Net profit	(S$m)	**24.2**	20.4	+18.6%
EPS	(SG cents)	**2.27**	1.88	+20.7%
S$: US$		**1.83**	1.77	-3.4%

KEY BALANCE SHEET ITEMS
(Singapore dollars)

(All figures in S$m)	1H02	1H01
Fixed assets	**82.9**	66.4
Current assets	**232.8**	215.3
Current liabilities	**87.6**	82.6
Net cash/(debt)	**0.2**	(2.0)
Net tangible assets	**210.5**	182.0
NTA per share (SG cents)	**19.6**	16.9
S$: US$	**1.76**	1.82

1H02 TURNOVER BY MARKET

Percentage of total turnover


ASIA
70%
EUROPE/NORTH
AMERICA
30%

- Del Monte Philippines
- Del Monte Asia/Kikkoman
- Del Monte Fresh Produce

- Del Monte Foods
- Dr. Pepper/Seven-Up
- Kraft Canada
- Cirio Del Monte Foods International

1H02 TURNOVER BY PRODUCT


PROCESSED
PRODUCTS 65%
BEVERAGES 21%
NON-PROCESSED
PRODUCTS 14%

PBIT MARGIN BY MARKET


% Margin
1H01
1H02
20
18
16
14
12
10
8
6
4
2
0
-2
16.0
16.1
18.3
15.3
11.6
17.7
Total
Asia
Europe/North America

- Overall PBIT margin steady
- Asia down on lower price and higher costs
- Europe/North America up on higher prices

PBIT MARGIN BY PRODUCT


% Margin
1H01
1H02
15
10
5
0
16.0
16.1
17.8
17.2
13.8
12.7
10.5
15.6
Total
Processed Products
Beverages
Non-Processed Products